UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934



                     MOLECULAR INSIGHT PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    60852M104
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      1251 Avenue of the Americas
     New York, New York  10171                       New York, New York 10020
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2007
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      60852M104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:          4,009,709**
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                  0
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:     4,009,709**
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:             0
                                         ---------------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  4,009,709**

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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     16.0%**
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 14)  Type of Reporting Person (See Instructions):     IA, IN
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This Schedule 13D Amendment No. 1 amends and restates the Schedule 13G Amendment
No. 1 filed by the Reporting Person as of December 31, 2007.

** As of December 31, 2007, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), owned (i) 3,753,299 shares of the common stock, par value $0.01 per share (the "Shares"), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the "Company"), and (ii) a warrant to acquire an additional 256,410 Shares. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company owned by Cerberus. Thus, as of December 31, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 4,009,709 Shares, or 16.0% of the Shares deemed issued and outstanding as of that date.

This Schedule 13D Amendment No. 1 amends and restates the Schedule 13G Amendment No. 1 filed by the Reporting Person as of December 31, 2007.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information contained in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2007, there were 24,862,812 Shares issued and outstanding as of November 1, 2007. As of December 31, 2007, Cerberus held (i) 3,753,299 Shares and (ii) the 2006 Warrant to purchase up to 256,410 Shares. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus. Thus, as of December 31, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 4,009,709 Shares, or 16.0% of the Shares deemed issued and outstanding as of that date.

          During the past sixty days from the date of the event which required the filing of this Schedule 13D Amendment No. 1, neither Mr. Feinberg, nor any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, has effected any transactions in the Shares, or in securities convertible into, exercisable for, or exchangeable for, Shares.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 13, 2008


                                   /s/ Stephen Feinberg
                                   -----------------------------------------
                                   Stephen Feinberg, in his capacity as the
                                   Managing Member of Cerberus  Associates,
                                   L.L.C.,  the general partner of Cerberus
                                   Partners, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).